COMFORCE Corporation
415 Crossways Park Drive
P.O. Box 9006
Woodbury, New York  11797

October 2, 2008

Re:           COMFORCE Corporation
File No. 1-06081
Form 10-K/A (Amendment No. 1) for the year ended December 30, 2007

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
Washington, D.C. 20549

Dear Mr. Spirgel:

In accordance with my letter to you dated September 29, 2008, in response to your comment letter dated September 23, 2008, we are filing herewith Form 10-K/A (Amendment No. 1) with the Commission.  In this connection, please be advised that the undersigned, on behalf of the registrant, hereby states and acknowledges that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

COMFORCE Corporation

/s/ Harry V. Maccarrone
Executive Vice President and Chief Financial Officer

cc: Christy Adams